SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 11-K

 Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


(Mark One)

(x)      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

         For The Fiscal Year Ended December 31, 2002

                                    OR

( )      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
         THE SECURITIES EXCHANGE ACT OF 1934

         For The Transition Period From _________ to _________

                          Commission File Number 1-1105

                                   AT&T Corp.

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              AT&T LONG TERM SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:



                                   AT&T CORP.
               32 AVENUE OF THE AMERICAS, NEW YORK, NY 10013-2412

                             AT&T Long Term Savings
                              Plan for Management
                                   Employees

                              Financial Statements
                      As of December 31, 2002 and 2001 and
                      for the year ended December 31, 2002
                           and Supplemental Schedule
                            as of December 31, 2002

AT&T Long Term Savings Plan for Management Employees
Content to Financial Statements and Supplemental Schedule
                                                                     Page(s)
Report of Independent Accountants                                       1

Financial Statements

Statements of Net Assets Available for Benefits
 as of December 31, 2002 and 2001                                       2

Statement of Changes in Net Assets Available for Benefits
 for the year ended December 31, 2002                                   3

Notes to Financial Statements                                          4-8

Supplemental Schedule

Schedule of Assets (Held at End of Year)
 as of December 31, 2002                                                9

                        Report of Independent Accountants


To the Participants and Administrator of the AT&T Long Term Savings Plan for Management Employees:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AT&T Long Term Savings Plan for Management Employees (the "Plan") as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





PRICEWATERHOUSECOOPERS LLP



June 23, 2003

AT&T Long Term Savings Plan for Management Employees
Statements of Net Assets Available for Benefits
As of December 31, 2002 and 2001
(Thousands of Dollars)                            2002            2001
Assets
Investments, at fair value:
Investment in Group Trust                      $5,899,063      $7,145,320
Participant loans receivable                       89,465          98,489
                                               ----------      ----------
     Total investments                          5,988,528       7,243,809

Interfund receivable                                5,140           9,862
Dividends and interest receivable                   1,853           1,881
Other receivable                                   24,512              26
                                               ----------      ----------
         Total assets                           6,020,033       7,255,578
                                               ----------      ----------
Liabilities
Interfund payables                                  5,140           9,862
Accrued expenses                                    1,837           2,500
                                               ----------      ----------
Total liabilities                                   6,977          12,362
                                               ----------      ----------
Net assets available for benefits              $6,013,056      $7,243,216
                                               ----------      ----------






   The accompanying notes are an integral part of these financial statements.

AT&T Long Term Savings Plan for Management Employees
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002


(Thousands of Dollars)                                            Total

Net assets available for benefits,
  January 1, 2002                                              $7,243,216
                                                               ----------
Allotments, contributions and transfers

  Employee allotments                                             257,397
Employing company contributions, net                              108,209
Transfers of participants' balances from
  other plans, net                                                 39,158
                                                               ----------
                                                                  404,764
                                                               ----------

Investment income (loss):

  Dividends                                                         6,062
  Interest                                                        129,357
  Net depreciation in fair value of investments                (1,142,980)
                                                               ----------
                                                               (1,007,561)
                                                               ----------
Distributions to participants                                    (623,116)
Administrative expenses                                            (4,247)
                                                               ----------
                                                                 (627,363)

     Net decrease                                              (1,230,160)
                                                               ----------

Net assets available for benefits,
  December 31, 2002                                            $6,013,056
                                                               ----------




   The accompanying notes are an integral part of these financial statements.

AT&T Long Term Savings Plan for Management Employees
Notes to Financial Statements
For the Year Ended December 31, 2002 and 2001

1.       Plan Description

         The AT&T Long Term Savings Plan for Management Employees (the "Plan" or "LTSPME") is a defined contribution plan established by AT&T Corp. ("AT&T") to provide a convenient way for management employees (i.e., employees whose pay is at monthly or annual fixed rates and whose wages are not subject to automatic wage progression) to save on a regular and long-term basis. The LTSPME participates in a master trust (the "Group Trust"), for the investment of the pooled assets of various funds. Each participating plan has an undivided interest in the Group Trust.

         An eligible employee enters the Plan by authorizing a payroll allotment to invest their contributions in one or more of the twenty-six (26) different funds, in 10% increments. In 2001, the AT&T Wireless Stock Fund and the Liberty Media Stock Fund were no longer employer securities and were frozen for additional employee contributions.

         On November 18, 2002, AT&T spun-off AT&T Broadband to AT&T shareholders of record as of November 15, 2002. Immediately after the spin-off, AT&T Broadband combined with the Comcast Corporation. For each share of AT&T Corp. common stock, shareholders received .3235 shares of Comcast Corporation Class A common stock as of the close on November 15, 2002. As a result, a Comcast Stock Fund was added to the Group Trust in November 2002. The Comcast Stock Fund is not an employer security and is frozen to employee contributions.

         Other receivable line item on the statement of net assets available for benefits relates to securities sold for which cash has not been received.

         Employee allotments of 2% to 16% of salary may be authorized. An employee may designate allotments as pre-tax allotments, as after-tax allotments or as a combination of pre-tax and after-tax allotments. All participant contributions and earnings thereon are immediately vested and not subject to forfeiture. Pre-tax contributions may be made up to the Internal Revenue Service limit of $11,000 in 2002. Immediately upon enrollment, the employing company (AT&T or any subsidiary of AT&T participating in the Plan) will contribute an amount equal to 66-2/3% of the employee's basic salary allotment up to the first six percent (6%) of salary. Employing company contributions are made in accordance with the participants' elected investment direction. A participant becomes 100 percent vested in the employing company contributions after three years of credited service.

         Loans are available to all participants in an amount not less than $1,000, up to a maximum of the lesser of $50,000 minus the participant's highest outstanding loan balance in the last twelve (12) months or 50% of the participant's vested account balance. Upon default, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participant Loan Account. The term of the loan shall not exceed fifty-six (56) months. The loans are collateralized by the balance in the participant's account and bear interest at the prime rate determined monthly by the Plan administrator. Interest rates are fixed for the term of the loan. Interest rates on participant loans outstanding at December 31, 2002 range from 4.25 percent to 9.50 percent. Principal and interest are paid through payroll deductions or participant-initiated payments.

         When a participant meets the standard eligibility required for retirement related benefits under the AT&T Management Pension Plan or the AT&T Pension Plan or terminates employment because

AT&T Long Term Savings Plan for Management Employees
Notes to Financial Statements
For the Year Ended December 31, 2002 and 2001

         of disability, the entire amount in the participant's account will be distributed, at the participant's election, in a single payment or in annual retiree withdrawals as directed by the participant. If no distribution election is made by the participant, the balance in the account will remain in the Plan until a later date but not beyond age 70-1/2 when minimum required distributions will begin. When a participant dies, the participant's beneficiary or beneficiaries may elect their share of the participant's account balance as a single payment or as a transfer to a LTSPME account in their own name.

         In case of termination of employment (where the participant is not entitled to retire on immediate pension or does not terminate because of disability), a single distribution will be made of all vested amounts in the participant's account if the amount to be distributed is less than $5,000. However, if the amount to be distributed exceeds $5,000, and the participant does not request the distribution, the participant's account shall remain in the Plan and may be distributed at the participant's request, or as minimum required distributions when the participant attains age seventy and one-half (70-1/2), or upon the participant's death, whichever is earlier.

         Participant forfeitures in 2002 were $1,008,943. The total forfeited non-vested accounts as of December 31, 2002 is $391,627. These accounts will be used to reduce future employer contributions and administrative expenses. During 2002, employer contributions were reduced by $1,487,195 from forfeited non-vested accounts.

         For a complete description of the Plan, participants should refer to the Plan Prospectus. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

2.       Accounting Policies

         Basis of accounting
         The financial statements of the Plan are prepared under the accrual method of accounting.

         Payments of benefits
         Benefits are recorded when paid.

         Valuation of investments
         Income and assets of the Group Trust are allocated based on participant balances. The net asset value of the Group Trust is calculated by the Trustee. The Trustee determines the value of the underlying assets in the investment manager portfolios, taking into account values supplied by a generally accepted pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators, values of comparable property, appraisals or other relevant information. . Investments in AT&T common shares and other securities listed on national stock exchanges are carried at fair value determined on the basis of the last published sales price per share on December 31, or, if no sales were made on that date, at the last published sales price on the next preceding day on which sales were made. Securities traded in over-the-counter markets and government obligations are carried at fair value based on the last bid prices or closing prices on December 31, as listed in published sources if available or, if not available, from other sources considered reliable. Contracts with insurance companies and financial institutions, which are fully benefit responsive, are carried at contract value (representing contributions made under the contracts plus accumulated interest at the contract rates). All other investments are carried at the fair value at the close of business on

AT&T Long Term Savings Plan for Management Employees
Notes to Financial Statements
For the Year Ended December 31, 2002 and 2001

         December 31. Participant loans receivable are valued at cost which approximates fair value. Participant loans are not part of the Group Trust.

         Purchases and sales of investments
         Purchases and sales of securities are recorded as of the trade dates.

         Investment income
         Dividend income is recorded on securities held as of the ex-dividend dates. Interest income is recorded on the accrual basis.

         Net appreciation (depreciation) in the fair value of investments
         The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

         Use of estimates
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The most significant estimates relate to the valuation of the investments.

         Risks and uncertainties
         Investments held by the Group Trust are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.       Tax Status

         The Internal Revenue Service has determined and informed AT&T by a letter dated December 19, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Service Code (IRS). The Plan has been amended since receiving the determination letter. Although the Company has requested an update to the determination letter from the IRS on February 28, 2002, a response has not yet been received. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4.       Concentrations of Investment Risk

         At December 31, 2002, Plan participants' accounts, which are invested in the investment options mentioned herein, were exposed to market risk in the event of a significant decline in the value of AT&T Corp. stock, Liberty Media stock, AT&T Wireless stock and/or Comcast Stock.

AT&T Long Term Savings Plan for Management Employees
Notes to Financial Statements
For the Year Ended December 31, 2002 and 2001

5.       Plan Termination

         Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that the net assets are to be distributed to participating employees in amounts equal to their respective interest in such assets.

6.       Plan Expenses

         Plan participants share the recordkeeping, accounting, and other administrative costs of the Plan with the employing company. Brokerage, investment manager and trustee fees are paid by the Plan, and are primarily reflected in the calculation of a fund's net asset value per unit.

7.       Group Trust Investments

         The following table presents the investments in the Group Trust held by Fidelity Management Trust Company ("FMTC") at December 31, 2002 and 2001 (in thousands of dollars except for percentages).

                                                      2002               2001
         Type of Group Trust investments
         Asset Allocation Strategies           $   476,869        $   664,756
         Index Funds                               269,382            322,792
         AT&T Custom Funds                       3,601,076          3,989,842
         Mutual Funds                            1,969,665          2,660,141
         Stock Funds                               830,588          2,154,884
                                               -----------        -----------
         Total Group Trust investments         $ 7,147,580        $ 9,792,415
                                               -----------        -----------

         Allocation of Group Trust investments


                                                         As of December 31,
                                                        2002           2001

         AT&T Long Term Savings Plan for
           Management Employees                       82.5368%       72.9679%
         AT&T Long Tenn Savings and Security Plan     17.2603%       14.7674%
         AT&T Retirement Savings and Profit
           Sharing Plan                                0.1000%        0.0812%
         AT&T of Puerto Rico, Inc. Long Term
           Savings Plan for Management Employees       0.0864%        0.0705%
         AT&T of Puerto Rico, Inc. Long Term
           Savings and Security Plan                   0.0165%        0.0167%
         AT&T Broadband Long Term Savings Plan               *       12.0963%


*Plan was not a part of the Group Trust at December 31, 2002.

AT&T Long Term Savings Plan for Management Employees
Notes to Financial Statements
For the Year Ended December 31, 2002 and 2001
                                                                 For the
                                                               Year Ended
                                                           December 31, 2002

         Net depreciation in fair value of
           Group Trust investments:

           Asset Allocation Strategies                       $    (56,775)
           Index Funds                                            (31,411)
           AT&T Custom Funds                                     (264,578)
           Mutual Funds                                          (587,001)
           Stock Funds                                           (721,205)
                                                             ------------

                Total net depreciation in fair value of
                  Group Trust investments                    $ (1,660,970)
                                                             ------------

         Investment income:

           Interest                                          $    172,388
           Dividends                                               10,743
                                                             ------------
                                                             $    183,131
                                                             ------------

8.       Litigation

         The Company is involved in a class action lawsuit brought by former employees on behalf of the LTSPME employees. The complaint alleges that the Company and various members of the AT&T Board of Directors breached their fiduciary duties to the Plan and the participants by permitting the Plan to purchase and hold shares of the AT&T Stock Fund, and misrepresented and failed to disclose material fact to the Plan and participants in connections with the management of the Plan assets. The Company believes it has substantial defenses to this litigation and will vigorously defend against its assertions of liability, and that any possible losses would not be material to the Company or the Plan.

9.       Related Party Transactions and Party-in-Interest

         Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research (FMR), the parent of FMTC. FMTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

         In addition, the Plan invests in common shares of AT&T Corp. Stock, which qualifies as a related party transaction. AT&T Wireless Stock and Liberty Media Stock qualified as related party transactions until AT&T Wireless Services, Inc and Liberty Media Corporation split-off from AT&T Corp. on July 9, 2001 and August 10, 2001, respectively.

10.      Subsequent Events

         The AT&T Wireless Stock Fund and the Liberty Media Stock Fund were liquidated as of January 2003 and February 2003, respectively. Any balances remaining in these funds at the liquidation date were transferred to the AT&T Stable Value Fund.

AT&T Long Term Savings Plan for Management Employees
Schedule of Assets (Held at End of Year)
As of December 31, 2002



(Thousands of Dollars)

Name of Issuer and Title of Issue                 Cost         Value
Participant Loans Receivable (4.25% - 9.5%)     $ -----      $ 89,465

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                           AT&T LONG TERM SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

                           By Savings Plan Committee


                           /s/  Brian Byrnes
                           ------------------------------
                                Brian Byrnes
                                Secretary of the Savings Plan Committee

Date:  June 30, 2003

                                  Exhibit Index

Exhibit No.

    23            Consent of PricewaterhouseCoopers LLP

    99.1 Certification of Mirian M. Graddick-Weir, Executive Vice President and Chairperson, Savings Plan Committee and Robert Angelica, Chairman and Chief Executive Officer, AT&T Investment Management Corporation

                                                                      Exhibit 23

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 33-34264, 33-29256, 33-34264-1, and 33-21937) of
AT&T Corp. of our report dated June 23, 2003 relating to the financial statements and supplemental schedule of the AT&T Long Term Savings Plan for Management Employees, which appears in this Form 11-K.




PricewaterhouseCoopers LLP

New York, NY
July 2, 2003

                                                                  Exhibit 99.1

                                  CERTIFICATION



Each of the undersigned hereby certifies, for the purposes of section 1350 of chapter 63 of title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in the undersigned's capacity as an officer of AT&T Corp. or its subsidiaries ("AT&T"), that, to the undersigned's knowledge, the respective Annual Reports on Form 11-K for the period ended December 31, 2002, for (i) AT&T Long Term Savings Plan for Management Employees,
(ii) AT&T Long Term Savings and Security Plan, (iii) AT&T Retirement Savings and Profit Sharing Plan, (iv) AT&T of Puerto Rico, Inc. Long Term Savings Plan for Management Employees, and (v) AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan each fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained in each such report fairly presents, in all material respects the net assets available for benefits and changes in net assets available for benefits of the respective Plan. This written statement is being furnished to the Securities and Exchange Commission as an exhibit to each such Form 11-K. A signed original of this statement has been provided to AT&T and will be retained by AT&T and furnished to the Securities and Exchange Commission or its staff upon request.

                              By:  /s/  Mirian M. Graddick-Weir
                                   --------------------------------
                                        Mirian M. Graddick-Weir
                                        Executive Vice President and
                                          Chairperson, Savings Plan Committee

                                        June 30, 2003

                              By:  /s/  Robert Angelica
                                   --------------------------------
                                        Robert Angelica
                                        Chairman and Chief Executive Officer
                                          AT&T Investment Management Corporation

                                        June 30, 2003